UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For: Audited Consolidated Financial Statements for the Year Ended December 31, 2002 and

News Releases for the period of December 20, 2002 to March 4, 2003

TRIANT TECHNOLOGIES INC.

(Exact name of Registrant as specified in it’s charter)

20 TOWNSITE ROAD, 2ND FLOOR

NANAIMO, BRITISH COLUMBIA

CANADA V9S 5T7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-f

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

___________________________

Reports and Consolidated Financial Statements of

TRIANT TECHNOLOGIES INC.

December 31, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

MANAGEMENT’S REPORT

To the Shareholders of

Triant Technologies Inc.

The accompanying consolidated financial statements of the Company were prepared by management in accordance with Canadian generally accepted accounting principles.

Management is responsible for the integrity of these financial statements.  Financial statements generally include estimates which are necessary when transactions affecting the current accounting year cannot be finalized with certainty until future years.  Based on careful judgements by management, such estimates have been properly reflected in the accompanying financial statements.

Systems of internal control are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

The external auditors conduct an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and generally accepted auditing standards in the United States of America in order to express their opinion on these consolidated financial statements.  These standards require that the external auditors plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control.  The Board exercises this responsibility through the Audit Committee of the Board.  This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.

(Signed) Robert Heath

(Signed) Mark A. Stephens

Chairman and Chief Executive Officer

Chief Financial Officer and Corporate Secretary

Nanaimo, British Columbia

Nanaimo, British Columbia

February 7, 2003

February 7, 2003

AUDITORS’ REPORT

To the Shareholders of

Triant Technologies Inc.

We have audited the consolidated balance sheets of Triant Technologies Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, the principles have been consistently applied except for the adoption of guidance related to the stock-based compensation and other stock-based awards as described in Note 2 (n).

Chartered Accountants

Vancouver, Canada

February 7, 2003

TRIANT TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

December 31

(Expressed in Canadian Dollars)

	2002	2001

Assets

Current
Cash and cash equivalents	$ 10,523,062	$ 14,736,970
Short-term investments (Note 3)	1,918,977	2,160,225
Accounts receivable, net
Trade (net of allowance for doubtful accounts:
2002 and 2001 - $Nil)	1,209,722	256,569
Other	6,511	51,970
Prepaid expenses and deposits	137,310	21,347
Total current assets	13,795,582	17,227,081
Capital assets (Note 3)	517,211	412,723
Total assets	$ 14,312,793	$ 17,639,804

Liabilities

Current
Accounts payable	$ 187,449	$ 346,335
Accrued liabilities (Note 3)	1,717,069	1,247,060
Deferred revenue	873,436	47,574
Total liabilities	2,777,954	1,640,969

Commitments (Notes 9)

Shareholders’ Equity

Capital stock (Note 5)
Preferred shares
Authorized: 100,000,000 without par value
Issued and outstanding: 2002 and 2001 - Nil
Common shares
Authorized: 100,000,000 without par value
Issued and outstanding: 2002 – 41,402,675; 2001 – 41,567,175	36,208,578	36,341,337
Deficit	(24,673,739)	(20,342,502)
Total shareholders’ equity	11,534,839	15,998,835
Total liabilities and shareholders’ equity	$ 14,312,793	$ 17,639,804

Approved by the Board of Directors:

(Signed) Robert Heath

(Signed) David L. Baird

Robert Heath, Director

David L. Baird, Director

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31

(Expressed in Canadian Dollars)

	2002	2001	2000

Revenue
Licenses and products	$ 6,107,578	$ 4,050,614	$ 2,011,464
Services and maintenance	439,499	189,741	15,798
	6,547,077	4,240,355	2,027,262
Cost of revenue	1,975,695	1,519,254	726,496
Gross margin	4,571,382	2,721,101	1,300,766

Operating expenses
Research and development	5,785,109	4,876,154	1,646,542
Selling, general and administrative	3,448,619	3,295,862	2,247,951
	9,233,728	8,172,016	3,894,493
Loss from operations	(4,662,346)	(5,450,915)	(2,593,727)
Interest and other (Note 2(j))	331,109	987,677	632,207
Interest on convertible debentures (Notes 4 and 10)	-	-	(34,418)
Net loss for the year	$ (4,331,237)	$ (4,463,238)	$ (1,995,938)

Loss per common share	$ (0.10)	$ (0.11)	$ (0.06)

Weighted average number of common shares outstanding	41,492,242	41,524,504	31,589,469

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31

(Expressed in Canadian Dollars)

	Common Shares	Shares Amount	Treasury Shares	Stock Amount	Equity Component of Convertible Debentures	Share Subscription	Deficit	Total

Balance at January 1, 2000	22,030,325	$14,865,773	-	$ -	$ 400,000	$ 21,250	$(13,883,326)	$1,403,697
Issued for cash
Special warrants, net of issue costs	9,375,000	13,833,380	-	-			-	13,833,380
Share purchase warrants	8,028,350	5,351,995	-	-			-	5,351,995
Employee share ownership plan	85,000	21,250	-	-		(21,250)	-	-
Share Incentive Plan, options	1,313,500	794,650	-	-			-	794,650
Issued on conversion of Convertible debentures (Note 4)	310,000	950,289	-	-	(400,000)	-	(1,995,938)	(1,995,938)
Issued on acquisition of technology	300,000	450,000	-	-			(1,995,938)	(1,995,938)
Net loss for the year	-	-	-	-			(1,995,938)	(1,995,938)
Balance at December 31, 2000	41,442,175	36,267,337	-	-	-	-	(15,879,264)	20,388,073
Issued for cash
Share purchase warrants	15,000	13,500	-	-			-	13,500
Share Incentive Plan, options	110,000	60,500	-	-			-	60,500
Net loss for the year	-	-	-	-			(4,463,238)	(4,463,238)
Balance at December 31, 2001	41,567,175	36,341,337	-	-	-	-	(20,342,502)	15,998,835
Issued for cash
Share Incentive Plan, options	25,000	13,750	-	-	-	-	-	13,750
Purchase of common shares	-	-	(189,500)	(146,509)	-	-	-	(146,509)
Cancellation of common shares	(189,500)	(146,509)	189,500	146,509	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(4,331,237)	(4,331,237)
Balance at December 31, 2002	41,402,675	$36,208,578	-	$ -	$ -	$ -	$(24,673,739)	$11,534,839

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

(Expressed in Canadian Dollars)

	2002	2001	2000
Operating activities
Net loss for the year	$ (4,331,237)	$ (4,463,238)	$ (1,995,938)
Items not affecting cash
Accrued interest on short-term investments	(23,457)	(144,682)	-
Gain on sale of short-term investments	(56,084)	-	-
Amortization	161,414	549,937	113,935
Accretion of liability component of
convertible debentures	-	-	17,560
Changes in operating assets and liabilities (Note 6)	113,328	269,057	789,103
Net cash used in operating activities	(4,136,036)	(3,788,926)	(1,075,340)

Financing activities
Common shares issued for cash, net of issue costs	13,750	74,000	6,148,524
Acquisition of treasury stock	(146,509)	-	-
Special warrants issued for cash, net of issue costs	-	-	13,833,380
Net cash (used in) provided by financing activities	(132,759)	74,000	19,981,904

Investing activities
Net acquisition of short-term investments	(1,897,420)	(2,015,543)	-
Proceeds from disposition of short-term investments	2,218,209	-	-
Acquisition of capital assets	(265,902)	(275,676)	(240,325)
Net cash (used in) provided by investing activities	54,887	(2,291,219)	(240,325)
Net cash (outflow) inflow	(4,213,908)	(6,006,145)	18,666,239
Cash and cash equivalents, beginning of year	14,736,970	20,743,115	2,076,876
Cash and cash equivalents, end of year	$ 10,523,062	$ 14,736,970	$ 20,743,115

Cash and cash equivalents are comprised of:
Cash	$ 7,927,754	$ 4,021,917	$ 479,136
Cash equivalents	2,595,308	$ 10,715,053	$ 20,263,979
	$ 10,523,062	$ 14,736,970	$ 20,743,115

Supplemental cash flow disclosure:
Interest paid on convertible debentures	$ -	$ -	$ 46,796
Supplemental non-cash flow disclosure:
Common shares issued on conversion of debentures	$ -	$ -	$ 950,289
Common shares issued on conversion of special warrants	$ -	$ -	$ 13,833,380
Common shares issued for share subscriptions	$ -	$ -	$ 21,250
Common shares on acquisition of technology	$ -	$ -	$ 450,000

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. The Company provides innovative software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. The core technology of the Company is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, the Company has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. The Company also provides legacy products and services for other industries.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reflect the significant accounting policies outlined below.  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except as discussed in Note 11.

(a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated upon consolidation.

(b)

Foreign exchange

The Company’s functional currency is the Canadian dollar.  The accounts of the Company and its subsidiaries are expressed in Canadian dollars.   Monetary assets and liabilities denominated in other than the Canadian dollar are translated into Canadian dollars at the exchange rates in effect at the balance sheet dates.  Other balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates.  Translation gains and losses relating to monetary items are included in operations.

(c)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented.  Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies.  Actual results may differ from those estimates.

(d)

Cash and cash equivalents

The Company invests certain of its excess cash in cash equivalents which are highly liquid money market instruments with an original maturity of 90 days or less.

(e)

Short-term investments

The Company invests certain of its excess cash in short-term investments.  Short-term investments consist of investment grade securities which are capable of prompt liquidation and are carried at the lower of cost plus accrued interest and quoted market value.

(f)

Research and development costs

Research costs are expensed when incurred.  Development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product.  No development costs have been capitalized as at December 31, 2002 and 2001.

(g)

Capital assets and amortization

Capital assets are recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Acquired technology

straight-line over a period of two to three years

Computer hardware and software

30% per annum declining balance basis

Furniture and equipment

20% per annum declining balance basis

Leasehold improvements

straight-line over the lesser of the lease term

   and useful life of the improvements

The Company periodically evaluates the recoverability of its capital assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.  During the year ended December 31, 2001, the Company revised its estimate of the useful life of the acquired technology and amortized the remaining net book value.  During the year ended December 31, 2002, no impairment of capital assets was identified by the Company.

(h)

Fair value of financial instruments

The Company has financial instruments which include cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities.  The carrying value of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximates fair value at December 31, 2002 and 2001.

(i)

Concentration of credit risk and economic dependence

The Company currently derives revenue primarily from customers in the semiconductor industry.  These customers are geographically dispersed and the Company closely monitors credit granted to each customer.  Therefore, credit risks are considered to be minimal.  Revenue for the year ended December 31, 2002 includes $5,428,603 (82.9%) from sales to three customers (December 31, 2001 - $3,521,358 (83.1%) from sales to four customers; and December 31, 2000 - $1,667,402 (82.2%) from sales to four customers).  The Company invests its excess cash principally in money market funds and investment grade securities.  The company has established guidelines relative to diversification and maturities that maintain safety and liquidity.  The Company has not experienced any significant losses on its cash or short-term investments.

(j)

Price risk

The Company undertakes transactions denominated in foreign currencies (mainly in United States dollars and British pounds) and as such is exposed to price risk due to fluctuations in foreign exchange rates.  During the years ended December 31, 2002 - 99.8% ($6,536,566);  December 31, 2001 - 85.8% ($3,636,464); and December 31, 2000 - 69.7% ($1,412,244) of the Company’s revenue was denominated in United States dollars.  During the years ended December 31, 2002 - 0.2% ($10,511); December 31, 2001 - 14.2% ($603,121); and December 31, 2000 - 30.2% ($611,986) of the Company’s revenue was denominated in British pounds.  At December 31, 2002 - 98.6% ($1,199,211) and December 31, 2001 -  74.5% ($229,805) of total accounts receivable were denominated in United States dollars.  At December 31, 2002 - 0.9% ($10,511) and December 31, 2001 - 8.7% ($26,765) of total accounts receivable were denominated in British pounds.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.  Interest and other for the year ended December 31, 2002 includes $15,142 of foreign exchange gains (December 31, 2001 - $202,762 of foreign exchange losses; and December 31, 2000 - $2,423 of foreign exchange losses).

(k)

Revenue recognition

The Company’s revenue is derived from the following sources:

(i)

Licences, products, and services

Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement.  Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.  Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services.  If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.  The Company’s agreements with its customers, resellers and distributors do not contain product return rights.

Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company’s software products.  Revenues from services are recognized as services are performed.

Certain consulting contracts (product revenue) include the delivery and integration of third party hardware.  For these contracts, revenue is recognized on a percentage of completion basis, representing costs and effort incurred relative to total estimated cost and effort.  The provision for estimated losses on contracts is recorded when identifiable.

If a transaction includes both license and service elements, license fee revenues are recognized separately on delivery of the software, provided that the above criteria are met, payment of the license fee is not dependent on the performance of services, the services are not essential to the functionality of the product, services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria.  In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met.  Deferred revenue on sales to distributors is recorded net of direct commissions paid.

(ii)

Maintenance

Revenue related to maintenance agreements for supporting and maintaining the Company’s products is recognized ratably over the term of the agreement, generally one year.

(l)

Cost of revenue

Cost of revenue consists primarily of commissions, salaries and benefits, travel, allocated overhead costs, freight and brokerage and other costs directly associated with revenue.

(m)

Warranty

A provision for potential warranty claims is provided for at the time that the sale is recognized, based on warranty terms, and prior experience.

(n)

Stock-based compensation

The Company has adopted the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

The Company provides stock-based compensation to eligible persons under its 1997 Share Incentive Plan, as amended, which is described in Note 5 (e).  When bonus shares are issued under this plan, compensation expense is recognized at the fair market value of the bonus shares issued and an equivalent amount is credited to share capital.  The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method.

(o)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(p)

Loss per common share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period.  Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the “treasury stock” method.  Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is antidilutive.  The Company had a net loss for all years presented herein; therefore, none of the options and warrants outstanding during each of the periods presented were included in the computation of diluted loss per share as they were antidilutive.

(q)

Comparative figures

Comparative figures have been reclassified, where applicable, to conform to the current year’s presentation.

3.

BALANCE SHEET DETAILS

(a)

Short-term investments

	2002		2001
	Book Value	Market Value	Book Value	Market Value

Commercial paper	$ 1,918,977	$ 1,918,977	$ 2,063,100	$ 2,063,100
Other	-	-	97,125	102,375
	$ 1,918,977	$ 1,918,977	$ 2,160,225	$ 2,165,475

(b)

Capital assets

	2001			2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Computer hardware and software	$ 774,267	$ 344,713	$ 429,554	$ 375,522
Furniture and equipment	105,450	33,535	71,915	31,049
Leasehold improvements	123,828	108,086	15,742	6,152
	$ 1,003,545	$ 486,334	$ 517,211	$ 412,723

(c)

Accrued liabilities

	2002	2001

Compensation payable	$ 1,060,000	$ 626,504
Warranty provision	325,000	200,000
Taxes payable	707	150,000
Other	331,362	270,556
	$ 1,717,069	$ 1,247,556

4.

LIABILITY AND EQUITY COMPONENTS OF CONVERTIBLE DEBENTURES

On August 12, 1997, the Company issued $775,000 principal amount of unsecured 10% convertible debentures due August 12, 2002, with interest payable semi-annually.  Each $1,000 of debentures was convertible at the option of the holder into 400 common shares ($2.50 per share) until maturity on August 12, 2002.  The Company had the right to require conversion of the debentures into common shares if the common shares of the Company had traded on the Canadian Venture Exchange during any period of 20 consecutive trading days at an average closing price of not less than $2.50.  The Company also had the right to call for redemption of the debentures at any time upon giving 30 days written notice.  Debenture holders could exercise their conversion right during such notice period.  On issue, the liability component of the convertible debentures was recorded at $375,000 and the equity component was recorded at $400,000 being their respective fair values.  Over the term of the convertible debentures, the liability component was accreted to the face value of the convertible debentures by the recording of additional interest expense.

Effective March 21, 2000, these debentures were converted by the holders into 310,000 common shares with a carrying value of $950,289 comprised of debentures having a carrying value of $550,289 and the remaining portion of the equity component of $400,000.

5.

CAPITAL STOCK

(a)

Private placements

Private placements of securities of the Company, including the Company’s Employee Share Ownership Plan [see Note 5 (c)], are based on market price as approved by the Toronto Stock Exchange.

(b)

Special warrants and special brokers’ warrants

On June 28, 2000, the Company issued by way of private placement, 9,375,000 Special Warrants at a price of $1.60 per Special Warrant for gross proceeds of $15,000,000 (before Special Warrant issue costs of $1,166,620, including underwriters’ fees of $900,000). In addition, the Company issued 468,750 Special Brokers’ Warrants to the underwriters as partial consideration for their services. On October 3, 2000, the Company obtained receipts from securities regulators in the provinces of British Columbia, Alberta, Ontario and Quebec for its final prospectus dated September 29, 2000 qualifying the distribution of 9,375,000 common shares upon the exercise of 9,375,000 the previously issued Special Warrants. Consequently, the Special Warrants were automatically exchanged for common shares on October 11, 2000. Also on October 3, 2000, as a result of the Company obtaining the receipts for its final prospectus, the 468,750 Special Brokers’ Warrants were exchanged for 468,750 Compensation Warrants. Each Compensation Warrant entitled the holder to acquire one common share at a price of $1.60 per share on December 28, 2001.  These Compensation Warrants lapsed on December 28, 2001.

(c)

Employee share ownership plan

The Company has an Employee Share Ownership Plan (the “ESOP”) Registration Number 0048 under the Province of British Columbia Employee Investment Act. The Province of British Columbia, through its escrow agent, normally holds in escrow for a three-year period shares distributed under the ESOP which are eligible and claimed for a 20% investment tax credit under the Province of British Columbia Employee Investment Act. During the year ended December 31, 2002, a total of 60,405 common shares, issued pursuant to the ESOP during the years ended December 31, 1999, 1998 and 1997, were released as scheduled from escrow.

(d)

Share purchase warrants

The following table summarizes the status of share purchase warrants at December 31, 2002, 2001 and 2000, and the changes during the years ended December 31, 2002, 2001 and 2000:

	2002		2001		2000
Share Purchase Warrants	Number of Shares	Weighted Average Exercise Prices	Number of Shares	Weighted Average Exercise Prices	Number of Shares	Weighted Average Exercise Prices

Outstanding, beginning of year	-	-	973,805	$ 1.43	8,917,155	$ 0.73
Issued	-	-	-	-	85,000	$ 0.40
Exercised	-	-	(15,000)	$ 0.90	(8,028,350)	$ 0.67
Lapsed	-	-	(958,805)	$ 1.44	-	-
Outstanding, end of year	-	-	-	-	973,805	$ 1.43

(e)

Stock based compensation

(i)

1997 Share incentive plan, as amended

The Company provides for equity participation in the Company by its directors, officers, employees and consultants through the grant of options to purchase common shares of the Company and through the grant of bonuses payable in common shares of the Company, pursuant to its 1997 Share Incentive Plan, as amended.  This plan, as approved by the shareholders, authorizes the directors to grant options and bonus shares within the limitations of this plan and subject to the rules of applicable regulatory authorities.  The exercise price of options granted under this plan is at not less than fair market value as approved by the Toronto Stock Exchange, and the price of bonus shares is at market.  The options may be exercisable for a period of up to five years and generally vest over three years.

At December 31, 2002, the Company had available 1,745,250 shares for future grants of options and  460,000  shares for future awards of bonus shares.

The following table summarizes the status of options at December 31, 2002, 2001 and 2000, and the changes during the years then ended:

	2002		2001		2000
Options	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding, beginning of year	3,524,250	$ 0.98	1,690,500	$ 0.93	2,711,500	$ 0.66
Granted	1,500,000	0.86	1,972,500	1.00	745,000	1.40
Exercised	(25,000)	0.55	(110,000)	0.55	(1,313,500)	0.60
Lapsed	(519,500)	1.04	(28,750)	1.66	(452,500)	1.03
Outstanding, end of year	4,479,750	$ 0.93	3,524,250	$ 0.98	1,690,500	$ 0.93
Exercisable, end of year	2,794,250	$ 0.94	1,901,750	$ 0.96	1,205,500	$ 0.94

The following table summarizes information about options outstanding and exercisable at December 31, 2002:

Exercise price range	Weighted-average remaining years of contractual life	Number of options outstanding	Weighted-average exercise price	Number of options exercisable	Weighted-average exercise price

$ 0.44 – 1.00	2.9 years	4,272,250	$ 0.89	2,586,750	$ 0.86
1.36 – 2.15	2.3 years	207,500	1.83	207,500	1.83
	2.9 years	4,479,750	$ 0.93	2,794,250	$ 0.94

Subsequent to the year ended December 31, 2002, options lapsed for 25,000 shares at an exercise price of $1.00.

(ii)

When stock-based compensation awards are granted to employees, no compensation expense is recognized when their exercise price exceeds or equals the fair value of the Company’s common shares at the date of grant.  Accordingly, no compensation expense has been recognized for each of the three years in the three year period ended December 31, 2002.  Had compensation expense for the Company’s stock-based compensation plan been determined based on the fair value based method of accounting for all awards granted, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Year ended December 31, 2002
Net loss for the year
As reported	$ (4,331,237)
Pro forma	$ (4,918,205)

Loss per common share
As reported	$ (0.10)
Pro forma	$ (0.12)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 91%, an annual risk free interest rate of 4.4%, and expected life of 2.9 years.  The weighted average fair value of options granted under the 1997 Share Incentive Plan during the year ended December 31, 2002 amounted to $0.52 per share.

(f)

Acquisition of technology

Effective on October 6, 2000, the Company completed the acquisition of certain technology relating to applications of multivariate modeling in exchange for 300,000 common shares of the Company having a fair value of $450,000. Of these 300,000 shares, 75,000 shares were released from escrow on October 6, 2001, 75,000 shares were released from escrow on January 6, 2002, 75,000 shares were released from escrow on April 6, 2002, and 75,000 shares were released from escrow on July 6, 2002. The Company  also agreed to pay additional compensation to the vendors of 5%, 3% and 2% of the revenue recognized from the related intellectual property in each of the first, second and third years, respectively, following the completion of this acquisition on October 6, 2000.  As at December 31, 2002 no additional compensation had been paid or was payable.

6.

CHANGES IN OPERATING ASSETS AND LIABILITIES

The effect on cash flows from changes in operating assets and liabilities for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Accounts receivable
Trade	$ (953,153)	$ 178,152	$ (322,381)
Other	45,459	(44,859)	(3,670)
Prepaid expenses	(115,963)	(16,732)	(953)
Accounts payable	(158,886)	128,400	182,898
Accrued liabilities	470,009	561,240	377,812
Deferred revenue	825,862	(537,144)	555,397
	$ 113,328	$ 269,057	$ 789,103

7.

SEGMENTED AND OTHER INFORMATION

The Company operates in one segment for developing, marketing, and supporting equipment health monitoring, advanced fault detection and sophisticated data analysis technology.

Information related to geographical areas is as follows:

	2002	2001	2000
Revenue
United States	$ 3,686,371	$ 1,164,103	$ 847,256
Asia	2,507,891	2,135,694	332,529
Europe	352,815	939,788	844,445
Canada	-	770	3,032
	$ 6,547,077	$ 4,240,355	$ 2,027,262

The Company attributes revenue among geographical areas based on the location of its customers.  Long-lived assets consist of capital assets, substantially all of which are located in Canada.

8.

INCOME TAXES

The reported income tax recovery differs from the amount computed by applying the Canadian basic statutory rates to the net loss.  The reasons for this difference and the related tax effects are as follows:

	2002	2001	2000

Canadian basic statutory tax rate	39.62%	45.00%	45.00%

Expected income tax (recovery)	$ (1,716,036)	$ (2,008,457)	$ (898,172)
Losses producing no current tax benefit	1,612,780	1,878,783	454,696
Losses expiring in period	-	-	290,194
Other	103,256	129,674	153,282
	$ -	$ -	$ -

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes.  Significant components of the Company’s future tax assets and liabilities are as follows:

	2002	2001
Future income tax assets
Tax loss carry forwards	$ 6,477,457	$ 6,082,021
Research and development expenses	1,564,240	1,632,724
Book and tax base differences on assets	783,752	887,192
Valuation allowance for future income tax assets	(8,825,449)	(8,601,937)
Net future income tax assets	$ -	$ -

Future income tax liabilities
Book and tax base differences on assets	$ -	$ -
Net future income tax liabilities	$ -	$ -

Due to the uncertainty surrounding the realization of the future income tax assets in future income tax returns, the Company has a 100% valuation allowance against its future income tax assets.

In Canada and as at December 31, 2002, the Company has $17,218,000 of losses for tax purposes available at various dates until 2010, to be carried forward and applied against future income for tax purposes; $802,000 of investment tax credits available at various dates until December 31, 2010, to be carried forward and applied against future taxes payable; and $4,158,000 of unutilized scientific research and experimental development expenditures available to reduce future income for tax purposes.  In the United States and as at December 31, 2002, the Company has US$340,461 of losses for tax purposes of which US$82,465 is available until 2023 and of which US$257,996 is available at various dates until 2017.  The potential future tax benefits relating to these items has not been reflected in these consolidated financial statements.

9.

COMMITMENTS

The aggregate minimum future payments under operating leases and payments under contract software development services for the years ended  December 31 are as follows:

2003	291,127
2004	270,579
2005	165,025
2006	155,403
2007	38,851

10.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2000, the Company paid interest to directors of $4,529 on convertible debentures with a face value of $75,000.

11.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of these financial statements, conforms in all material respects with U.S. GAAP except as follows:

Statements of operation

	2002	2001	2000

Net loss under Canadian GAAP	$ (4,331,237)	$ (4,463,238)	$ (1,995,938)
Accretion of interest on convertible debentures (a)	-	-	17,560
Consulting expense (b)	(6,475)	(21,062)	(17,991)
Net loss under U.S. GAAP	$ (4,337,712	$ (4,484,300)	$ (1,996,369)

Basic and diluted loss per share
under Canadian GAAP	$ (0.10)	$ (0.11)	$ (0.06)

Basic and diluted loss per share
under U.S. GAAP	$ (0.10)	$ (0.11)	$ (0.06)

Weighted average number of common shares
Outstanding under Canadian and U.S. GAAP	41,492,242	41,524,504	31,589,469

Statements of cash flows

Under Canadian GAAP, the net loss as reported for the year ended December 31, 2000 includes interest expense of $17,560,  that was accreted on the convertible debentures.

(a)

Under Canadian GAAP, the convertible debentures issued during the year ended December 31, 1997 were segregated into their liability and equity components measured at their respective fair values at the date the convertible debentures were issued (see Note 4).  Over the term of the convertible debentures until the conversion date of March 21, 2000, the liability component was accreted to the face value of the convertible debentures by the recording of additional interest expense.  Under U.S. GAAP, in order to comply with the terms of EITF Topic No. D-60, the proceeds from the debt issuance were allocated between the debt and the purchase warrants based on the pro rata fair value of each instrument.

(b)

In accordance with the provisions of SFAS No. 123, Accounting for Stock-based Compensation, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense.  The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred.  During the years ended December 31, 2000 and 1998, the Company issued options to individuals other than employees and directors which under SFAS 123 resulted in consulting expense for the year ended December 31, 2002 of $6,475 (2001 - $21,062;  2000 - $17,991).  Under U.S. GAAP, amendments to the terms of options, which extend the expiration date and/or reduce the exercise price, may also result in stock-based compensation expense.

Under SFAS No. 123, options granted to employees are valued at the issuance dates using the Black-Scholes valuation model and the resultant compensation cost is recognized ratably over the vesting period.  Had compensation cost for this item been determined based on the Black-Scholes value at the issuance dates as prescribed by SFAS No. 123, pro forma net loss and basic loss per share would have been as follows:

	2002	2001	2000
Net loss under U.S. GAAP
As reported	$ (4,337,712)	$ (4,484,300)	$ (1,996,369)
Pro forma net loss under U.S. GAAP	(4,924,680)	(4,798,290)	(2,390,473)

Basic loss per common share under U.S. GAAP
As reported	$ (0.10)	$ (0.11)	$ (0.06)
Pro forma basic loss per common share
Under U.S. GAAP	$ (0.12)	$ (0.12)	$ (0.08)

The weighted average Black-Scholes option pricing model value of options granted under the 1997 Share Incentive Plan during the years ended December 31, 2002, 2001 and 2000 were $0.52, $0.40 and $0.80, per share respectively.  The fair value for those options was estimated at the date of grant using the following weighted average assumptions:

	2002	2001	2000
Assumptions:
Volatility factor of expected market price
of the Company’s shares	91%	95%	95%
Dividend yield	0%	0%	0%
Weighted average remaining years of
contractual life of options	2.9 years	3.4 years	3.2 years
Risk free interest rate	4.4%	4.6%	6.2%

As of January 1, 2002, the Company adopted the standard in Section 3870, Stock-based Compensation and other Stock-Based Payments, of the Canadian Institute of Chartered Accountants Handbook as described in Note 5 (e)(ii).

(c)

Under U.S. GAAP, costs incurred in the development of products are expensed as incurred until the product is established as technologically feasible in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.  Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.  For all years presented, there is no difference relating to the treatment of product development costs under Canadian and U.S. GAAP.

(d)

Under Canadian GAAP, the Company includes in income, gains and losses resulting from the translation of the accounts of its foreign subsidiary.  Under U.S. GAAP, where an entity’s functional currency is a foreign currency, the translation adjustment resulting from the process of translating the entity’s financial statements into the reporting currency is reported separately as a component of equity.  For all years presented, there is no material difference relating to the translation of the foreign subsidiary’s financial statements under Canadian and U.S. GAAP.

Under Canadian GAAP, the Company includes gains and losses from its foreign currency transactions in the determination of income.  Under U.S. GAAP, a change in exchange rates between the functional currency and the currency in which the transaction is denominated results in a transaction gain or loss that is included in income, unless the transactions are designated as effective hedges against foreign currency investments or commitments.  For all years presented, there is no difference relating to foreign currency transactions under Canadian and U.S. GAAP.

(e)

Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes, the Company would calculate its future income taxes using only enacted tax rates.  This differs from Canadian GAAP which uses substantially enacted tax rates.  Since any change in the carrying value of the Company’s future income tax assets would be offset by a 100% valuation allowance, there would be no effect on the Company’s financial position or results of operations.

(f)

Under U.S. GAAP, SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company would have classified its short-term securities as held-to- maturity.  Investments classified as held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized against interest income over the life of the investment.  For all years presented, there is no effect on the Company’s financial position or results of operations.

(g)

Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which is effective January 1, 2001.  SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization.  In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill.  SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption.  The adoption of SFAS No. 142 did not have a significant effect on the company’s financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  This statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary.  This Statement requires the one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired.  This Statement also broadens the presentation of discontinued operations to include more disposal transactions.  Adoption of this standard did not have a significant effect on the Company’s financial position or results of operations.

In December 2001, the FASB issued Topic No. D-103, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, which is effective for fiscal years beginning after December 15, 2001.  Topic D-103 requires that certain out-of-pocket expenses rebilled to customers be recorded as revenue versus an offset to the related expense.  Comparative financial statements for prior periods must be conformed to this presentation.  Adoption of this standard did not have a significant effect on the Company’s financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.  Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.  Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.  Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002.  The adoption of this Standard did not have a material impact on the Company’s results of operations or its financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability has been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties.  The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002 and adoption of the disclosure requirements are effective for the Company for the first quarter ending March 31, 2003.  The Company does not expect that the adoption of FIN 45 will have a significant impact on its consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002 and will become effective for the Company commencing with the first quarter of its 2003 fiscal year.